UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 02 2011

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/08/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Sutton Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue, 12th Floor
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Levitt 646-727-4826
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Company, CPAs
(Name – *if individual, state last, first, middle name*)

116 Sherman Street (Address) Fairfield (City) CT (State) 06824 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven M. Levitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Sutton Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

VINCIA WILLIAMS
Notary Public, State of New York
No. 01WI6183540
Qualified in Bronx County
Commission Expires March 17, 2012

Sworn to before me this 23rd day of February 2011
State of New York } S.S.
County of New York

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Sutton Securities, LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

December 31, 2010

Park Sutton

Park Sutton Securities, LLC

Table of Contents

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street, P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Member of
Park Sutton Securities, LLC

We have audited the accompanying statement of financial condition of Park Sutton Securities, LLC as of December 31, 2010 and the related statements of income and changes in member's equity and cash flows for the period from January 8, 2010 (inception) to December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Sutton Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from January 8, 2010 to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
February 14, 2011

Park Sutton Securities, LLC
Statement of Financial Condition
December 31, 2010

Assets

Current assets		
Cash and equivalents	$	353,719
Accounts receivable		100,183
Due from affiliates		77,927
Prepaid expenses		4,667
Total current assets		536,496
Property and equipment		
Office automation equipment		3,317
Accumulated depreciation		(1,106)
Net property and equipment		2,211
Total assets	$	538,707

Liabilities and Member's Equity

Current liabilities		
Accrued liabilities	$	13,016
Total current liabilities		13,016
Member's Equity		525,691
Total liabilities and member's equity	$	538,707

See report of independent auditor and notes to financial statements.

Park Sutton Securities, LLC
Statement of Income and Changes in Member's Equity
For the Period from January 8, 2010 to December 31, 2010

Fee revenue and reimbursed expenses	$	556,792
Operating expenses		
Office		410
Dues and subscriptions		3,333
Travel		1,068
Supplies		6,252
Postage and delivery		66
Meals and entertainment		345
Professional fees		32,348
Depreciation		1,106
Franchise taxes		250
Bank changes		120
Telephone and communication		2,142
Rent		30,644
Regulatory fees		2,043
Salaries and guaranteed payments		87,200
Insurance		368
Computer technology		2,428
Total operating expenses		170,123
Net income		386,669
Beginning member's equity		139,022
Ending member's equity	$	525,691

See report of independent auditor and notes to financial statements.

Park Sutton Securities, LLC
Statement of Cash Flows
For the Period from January 8, 2010 to December 31, 2010

Cash flows from operating activities:	
Net income	$ 386,669
Adjustments to reconcile change in net income to net cash provided by operating activities:	
Depreciation	1,106
Increase in accounts receivable	(100,183)
Increase in prepaid expenses	(4,667)
Increase in accrued liabilities	13,016
Total adjustments	(90,728)
Net cash provided from operating activities	295,941
Cash flows from investing activities:	
Acquisition of property and equipment	(3,317)
Net cash used by investing activities	(3,317)
Cash flows from financing activities:	
Net advances to affiliated companies	(77,927)
Net cash used by financing activities	(77,927)
Net increase in cash and cash equivalents	214,697
Beginning cash and cash equivalents	139,022
Ending cash and cash equivalents	$ 353,719

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Park Sutton Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an independent New York based boutique investment bank which provides an array of financial services to the asset and wealth management industry. The Company received its FINRA approval for membership in 2010. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

The Company's sole member is Park Sutton Holdings, LLC ("PSH"). In addition to the Company, PSH is 100% owner of Park Sutton Advisors, LLC ("PSA") and Park Sutton Services, LLC ("PSS"). Both of these companies share common management with the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies. Regulatory requirements require that the broker-dealer of securities be reported separately.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at December 31, 2010. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three years for office automation equipment. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

The Company has adopted FASB Accounting Standards Codification 740 for accounting for uncertain tax positions. The standard prescribes how an entity should measure, recognize, present and disclose positions that it has taken or expects to take on its income tax returns. Park Sutton Holdings, LLC and the Company regularly reviews and evaluates its tax positions taken in previously filed information returns and as reflected in its financial statements and believes that in the event of an examination by taxing authorities, its positions would prevail based upon the technical merits of such positions. Therefore, the Company has concluded that no tax benefits or liabilities are required to be recognized

NOTE 3 EXPENSE SHARING AGREEMENT

The Company has an expense sharing agreement with its two sister companies, PSA and PSS whereby expenses common to operating the companies are shared among them. The Company shares rent and other occupancy costs as well as administrative costs using a formula of 33%. Shared occupancy expense for the year ended December 31, 2010 was $30,644. Administrative costs are shared using a formula of 33% of the monthly total of expenses. The lessee for the shared office space is PSS.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has advanced $77,927 to its two sister companies. This is a non-interest bearing advance.

NOTE 5 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues.

As of December 31, 2010 the Company's cash in bank exceeds federally insured limits by $103,728.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $340,703, which was $335,703 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 3.82%.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2010 through February 17, 2011, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Park Sutton Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010
Schedule I

Net Capital	
Total member's equity	$ 525,691
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	525,691
Additions/other credits:	-
Total member's equity and allowable subordinated liabilities	525,691
Deductions/other charges:	
Accounts receivable	100,183
Due from affiliate	77,927
Prepaid expenses	4,667
Net property and equipment	2,211
Total deductions/other charges	184,988
Tentative net capital	340,703
Net capital	$ 340,703
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 13,016
Total aggregate indebtedness	$ 13,016
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 335,703
Ratio: Aggregate indebtedness to net capital	3.82%

See report of independent auditor.

Park Sutton Securities, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
As of December 31, 2010
Schedule II

Net Capital as reported on 4th Quarter Focus	$ 340,703
Adjustments from 4th Quarter Focus to Annual Audit	
Audit adjustment to reflect additional revenues from client billings	15,799
Depreciation on fixed assets	(1,106)
Adjustment to non-allowable items	(14,693)
Total adjustments	-
Revised Net Capital as reported in the Annual Audit	$ 340,703

See report of independent auditor.

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street. P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of
Park Sutton Securities, LLC

In planning and performing our audit of the financial statements of Park Sutton Securities, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
February 14, 2011

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street. P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of

Park Sutton Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Park Sutton Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Park Sutton Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Park Sutton Securities, LLC's management is responsible for the Park Sutton Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form S1PC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-1 7A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There were no overpayments for applied for the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
February 14, 2011

Park Sutton Securities, LLC
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended December 31, 2010

Schedule of Assessment Payments

General Assessment		$ 1,392
<u>Payments Made:</u>		
Date Paid:		
7/29/10	363	
1/4/11	1,016	1,379
Balance due		13
Interest on late payment		-
Total assessment balance and interest due		$ 13

See accountants' report.

Park Sutton Securities, LLC
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended December 31, 2010

Schedule of Assessment Payments

Total revenues	$ 556,792
Additions:	
None	-
Deductions:	
None	-
SIPC net operating revenues	$ 556,792
General assessment	$ 1,392

See accountants' report.